UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

MONTERREY, MEXICO, March 7, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) of the determination of the number of American Depositary Shares (“ADSs”) of CEMEX to be issued in connection with the transactions previously announced on February 28, 2014, pursuant to which certain institutional holders of CEMEX’s 4.875% Convertible Subordinated Notes due 2015 (the “Notes”) converted approximately U.S.$280.39 million in aggregate principal amount of Notes in exchange for approximately 27.73 million ADSs of CEMEX. As a result of these transactions, approximately U.S.$434.61 million aggregate principal amount of the Notes remain outstanding. The closing of these transactions are subject to customary closing conditions. The ADSs are being issued under private conversion agreements and such issuance is exempt from registration pursuant to Section 3(a)(9) under the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 7, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller